August 7, 2023

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following series of ETF Series Solutions, under the Exchange Act of 1934.

- Distillate Small/Mid Cash Flow ETF
- Distillate International Fundamental Stability & Value ETF

Sincerely,



New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com